Prospectus Supplement No. 1 to Prospectus dated February 9, 2017

Filed Pursuant to 424(b)(3) and Rule 424(c)

Registration Statement No. 333-214898

3,710,000 Units

Each Consisting of One Share of Common Stock and

Series A Warrant to Purchase 0.50 Shares of Common Stock

Series B Warrant to Purchase One Share of Common Stock

Series C Warrant to Purchase 0.50 Shares of Common Stock

Moleculin Biotech, Inc.

This prospectus supplement supplements the prospectus dated February 9, 2017 (the “Prospectus”), which relates to the offering of 3,710,000 units, with each unit consisting of: (i) one share of our common stock, (ii) a Series A warrant to purchase 0.50 of a share of our common stock (and the 1,855,000 shares of our common stock issuable from time to time upon exercise of the Series A warrants), (iii) a Series B warrant to purchase one share of our common stock (and the 3,710,000 shares of our common stock issuable from time to time upon exercise of the Series B warrants), and (iv) a Series C warrant to purchase 0.50 of a share of our common stock (and the 1,855,000 shares of our common stock issuable from time to time upon exercise of the Series C warrants). The Series C warrants in a unit may only be exercised to the extent and in proportion to a holder of the Series C warrants exercising its corresponding Series B warrants included in the unit. The purchase price for each unit was $1.35. The Series A warrant and Series C warrant have an exercise price of $1.50 per share. The Series B warrant has an exercise price of $1.35 per share (100% of the unit purchase price). The Series A and C warrants will expire five years from the closing date of this offering. The Series B warrants will expire 90 days from the closing date of the offering, which occurred on February 14, 2017. The units will not be issued or certificated.

This prospectus supplement incorporates into our Prospectus the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 22, 2017.

This prospectus supplement should be read in conjunction with the Prospectus. This prospectus supplement updates, amends and supplements the information included or incorporated by reference in the Prospectus. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any supplements and amendments thereto.

Our common stock is listed on the NASDAQ Capital Market under the symbol “MBRX.” On March 22, 2017, the last sale price for our common stock as reported on the NASDAQ Capital Market was $1.33 per share. There is no established public trading market for the warrants, and we do not expect a market to develop. In addition, we do not intend to apply for a listing of the warrants on any national securities exchange.

Investing in our securities involves a high degree of risk. See the section entitled “Risk Factors” appearing on page 12 of the Prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the Prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 23, 2017

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (date of Earliest Event Reported): March 22, 2017 moleculin biotech, INC.

(Exact Name of Registrant as Specified in its Charter)

DELAWARE	001-37758	47-4671997
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File No.)	(I.R.S. Employer Identification No.)

2575 WEST BELLFORT, SUITE 333, HOUSTON TX 77054

(Address of principal executive offices and zip code)

(713) 300-5160

(Registrant’s telephone number, including area code)

(Former name or former address, if changed from last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-14(c)).

Item 8.01.	Other Events.

On March 22, 2017, Moleculin Biotech, Inc. (the “Company”) issued a press release announcing its lead candidate, Annamycin (also known as “Liposomal Annamycin”), an anthracycline, has received Orphan Drug Designation by the U.S. Food and Drug Administration for the treatment of acute myeloid leukemia. A copy of the press release is attached to this report as Exhibit 99.1 and is incorporated by reference herein.

Item 9.01	Financial Statements and Exhibits.

(d)       Exhibits.

Exhibit No.	Description

99.1	Press release dated March 22, 2017

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MOLECULIN BIOTECH, INC.

Date: March 22, 2017
	By:	/s/ Jonathan Foster
Jonathan Foster
Chief Financial Officer

2

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release dated March 22, 2017

3

Exhibit 99.1

Moleculin Receives Orphan Drug Designation for Annamycin for the Treatment of Acute Myeloid Leukemia

HOUSTON – March 22, 2017 – Moleculin Biotech, Inc., (NASDAQ: MBRX) ("Moleculin" or the "Company"), a preclinical pharmaceutical company focused on the development of anti-cancer drug candidates, some of which are based on license agreements with The University of Texas System on behalf of the M.D. Anderson Cancer Center, today announced its lead candidate, Annamycin (also known as “Liposomal Annamycin”), an anthracycline, has received Orphan Drug Designation by the U.S. Food and Drug Administration (FDA) for the treatment of acute myeloid leukemia (AML).

Moleculin’s Chairman and CEO, Walter Klemp, commented, “We are pleased to report this key milestone and the FDA’s decision to grant Annamycin orphan drug designation. We look forward to announcing additional milestones in regard to our clinical pathway as we make further progress.”

The FDA grants orphan drug designation to drugs and biologics that are intended for the treatment of rare diseases that affect fewer than 200,000 people in the U.S. Orphan drug status is intended to facilitate drug development for rare diseases and may provide several benefits to drug developers, including tax credits for qualified clinical trials costs, exemptions from certain FDA application fees, and seven years of market exclusivity upon regulatory product approval.

About AML

Leukemia is a cancer of the white blood cells and the acute forms of leukemia can manifest quickly and leave patients with limited treatment options. AML is the most common type of acute leukemia in adults. It occurs when a clone of leukemic progenitor white blood cells proliferates in the bone marrow suppressing the production of normal blood cells. In order to qualify for a curative bone marrow transplant, patients must first undergo induction therapy. The current standard of care is the combining of 2 chemotherapeutic drugs, always including an anthracycline intended to induce a CR or complete response, which has not improved since it was first used in the 1970’s. We estimate that it has the same cure rate of about 20% as then. Currently, the only viable long term option for acute leukemia patients is a bone marrow transplant for those 20%, which is successful in a significant number of patients. For more information on AML click: http://www.moleculin.com/technology/about-acute-myeloid-leukemia/.

About Annamycin

Annamycin is an anthracycline intended for the treatment of relapsed or refractory AML. Annamycin is a unique liposome formulated anthracycline (also referred to in literature as “L-Annamycin”) that has been designed to produce little to no cardiotoxicity and avoid the multidrug resistance mechanisms that often defeat current anthracyclines. It has been tested in 114 patients in 6 clinical trials, 3 of which focused on leukemia, with little to no cardiotoxicity and 3 of those clinical trials focused on leukemia. The Company is working with the FDA on an investigative new drug application for a Phase I/II trial for second line treatment of relapsed or refractory AML, for which no approved therapy currently exists.

About Moleculin Biotech, Inc.

Moleculin Biotech, Inc. is a preclinical pharmaceutical company focused on the development of anti-cancer drug candidates, some of which are based on discoveries made at M.D. Anderson Cancer Center. Our lead product candidate is Annamycin, an anthracycline for the treatment of relapsed or refractory acute myeloid leukemia, more commonly referred to as AML. We also have two pre-clinical small molecule portfolios, one of which is focused on the modulation of hard-to-target tumor cell signaling mechanisms and the recruitment of the patient’s own immune system. The other portfolio targets the metabolism of tumors.

For more information about Moleculin, please visit http://www.moleculin.com

Forward-Looking Statements

Some of the statements in this release are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995, which involve risks and uncertainties. These statements relate to future events, future expectations, plans and prospects. Although Moleculin Biotech believes that the expectations reflected in such forward-looking statements are reasonable as of the date made, expectations may prove to have been materially different from the results expressed or implied by such forward-looking statements. Moleculin Biotech has attempted to identify forward-looking statements by terminology including ''believes,'' ''estimates,'' ''anticipates,'' ''expects,'' ''plans,'' ''projects,'' ''intends,'' ''potential,'' ''may,'' ''could,'' ''might,'' ''will,'' ''should,'' ''approximately'' or other words that convey uncertainty of future events or outcomes to identify these forward-looking statements. These statements are only predictions and involve known and unknown risks, uncertainties, and other factors, including those discussed under the heading "Risk Factors" in our Registration Statement on Form S-1 originally filed with the Securities and Exchange Commission on February 7, 2017, as amended (Registration No. 333-214898).  Any forward-looking statements contained in this release speak only as of its date. We undertake no obligation to update any forward-looking statements contained in this release to reflect events or circumstances occurring after its date or to reflect the occurrence of unanticipated events.

Contacts

PCG Advisory Group

Investors:

Kirin M. Smith

Chief Operating Officer

D: 646.863.6519

E: ksmith@pcgadvisory.com